

12061018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTINEZ-AYME FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9495 SUNSET DRIVE, SUITE B-275
(No. and Street)

MIAMI (City) FLORIDA (State) 33173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED AYME (305) 271-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI FLORIDA 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED AYME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINEZ-AYME FINANCIAL GROUP, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Julian L. Alfonso
Commission # DD896184
Expires: JUNE 03, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

S. V. P.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 10,815	
Deposit With Clearing Broker	234,762	
Trading and Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $154,730	330,817	
Current Portion of 2% Notes Receivable From Officers	46,955	
Prepaid Expenses and Other Current Assets	10,912	
Total Current Assets		$ 634,261
OTHER ASSETS		
Lease Security Deposit	$ 4,612	
Long-Term Portion of 2% Notes Receivable From Officers	26,750	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $21,253	-	
Total Other Assets		31,362
TOTAL ASSETS		$ 665,623

EXHIBIT "A"

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	158,190	
Others	111,280	
Total Current Liabilities		$ 269,470
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		50,000
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 963 Shares	$ 963	
Additional Paid-In Capital	701,397	
Retained Earnings (Deficit)	(356,207)	
Total Stockholders' Equity		346,153
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 665,623

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		$ 665,865
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 496,517	
Clearance, Quotation, and Communication Costs	150,451	
Occupancy Expense	27,671	
Taxes, Other than Income Taxes	1,551	
Other Operating Expenses	60,324	
Total Operating Expenses		736,514
(LOSS) FROM OPERATIONS		$ (70,649)
CORPORATE INCOME TAX		-
NET (LOSS)		$ (70,649)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance - January 1, 2011	963	$ 963	$ 701,397	$ (285,558)	$ 416,802
Net (Loss) for the Period	-	-	-	(70,649)	(70,649)
Balance - December 31, 2011	963	$ 963	$ 701,397	$ (356,207)	$ 346,153

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES		
Net (Loss)	$ (70,649)	
Adjustments to Reconcile Net Income to Net		
Cash Used in Operating Activities:		
(Increase) in Unrealized Gain on Trading		
and Investment Securities	(343,280)	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable	41,685	
Decrease in Deposit With Clearing Broker	15,238	
Decrease in Trading and Investment Securities Owned at Cost	250,256	
Decrease in Prepaid Expenses and Other Current Assets	14,666	
Increase in Due to Correspondent Broker	9,366	
Increase in Accounts Payable and Accrued Expenses	67,652	
NET CASH (USED IN) BY OPERATING ACTIVITIES		$ (15,066)
FINANCING ACTIVITIES		
Decrease in Notes Receivable From Officers	$ 25,295	
NET CASH (USED IN) FINANCING ACTIVITIES		25,295
(DECREASE) IN CASH		$ 10,229
CASH AT BEGINNING OF YEAR		586
CASH AT END OF YEAR		$ 10,815
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

The accompanying notes are an integral part of these financial statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. The Company's customer base is primarily located in Florida.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2011.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through February 23, 2012, which is the date the financial statements were issued.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2011, the Company's "Net Capital" was more than its minimum requirement, and more then one hundred twenty percent (120%) of its minimum requirement.

NOTE 4 - COMMITMENTS

On June 23, 2011, the Company signed a three year extension to its existing lease for its office space. This extension will expire on March 31, 2104. Monthly payments under this lease extension are $2,306, including applicable sales tax, and is subject to annual adjustments based on the consumer price index.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2012	$ 27,672
2013	27,672
2014	6,918
	$ 62,262

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

NOTE 5 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2011 is as follows:

Commissions and Fees	$ 332,764
Firm Trading	328,083
Other	5,018
	$ 665,865

NOTE 6 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (February 23, 2012) there have been no subsequent events which need to be disclosed in the accompanying financial statements.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 1, 2002, the Company borrowed $ 50,000 from one of its officers and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum and was due on November 1, 2005. On January 18, 2005, the officer and stockholder received permission from the National Association of Securities Dealers (NASD) to extend the due date of the subordinated loan until November 1, 2008. On November 1, 2007, the officer and stockholder received permission from the Financial Industry Regulatory Authority, Inc. (FINRA) to extend the the due date of the subordinate loan until November 1, 2011. On November 10, 2010, the officer and stockholder received permission from FINRA to extend the due date of the subordinate loan until November 1, 2015. In August 2006, the officer and stockholder waived accrued interest totaling $2,500 and any interest incurred after January 1, 2006.

NOTE 8 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Temporary differences primarily related to the Company's net operating loss carry forwards of approximately $155,000 give rise to a net deferred tax asset of $0, net of a valuation allowance of approximately $ 52,000. For the year ended December 31, 2011, the valuation allowance increased by approximately $18,000.

The Company's operating loss carry forwards of approximately $ 155,000 will expire through the year 2028.

The Federal and State income tax returns of the Company for 2008 through 2010 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

NOTE 9 - 2% NOTES RECEIVABLE FROM OFFICERS

In December 2010, two officers of the Company borrowed a total of $99,000 from the Company. These notes are repayable commencing in February 2011 at a fixed monthly payment of $2,000 including interest from each officer. On December 31, 2011, the interest rates on the notes were reduced to 2% per annum. The principal portion of the notes are repayable to the company as follows:

Year Ended December 31	
2012	$ 46,955
2013	26,750
	$ 73,705
Less: Current Portion	46,955
Long-Term Portion	$ 26,750

These notes receivable are unsecured.

NOTE 10 - FULLY DISCLOSED CLEARING AGREEMENTS

In March 2011, the Company began using the services of Legent Clearing LLC under a full disclosed clearing agreement. This agreement calls for the Company to maintain a deposit balance of $250,000 in an account maintained by Legent. As of December 31, 2011, the deposit balance was reduced to $ 234,762.

During the year ending December 31, 2011, the Company ended its fully-disclosed clearing agreement with First Southwest Company.

SUPPLEMENTARY INFORMATION

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

NET CAPITAL		
Total Stockholders' Equity		$ 346,153
Add: Liabilities Subordinated to Claims of General Creditors		50,000
Total Capital and Allowable Subordinated Loans		$ 396,153
Less (Add): Non-Allowable Assets and Other Deductions (Credits):		
1. Net Property and Equipment	$ -	
2. Prepaid Expenses and Other Current Assets	10,912	
3. Blockage of Securities	77,586	
4. Notes Receivable From Officers	73,705	
5. Lease Security Deposit	4,612	166,815
Net Capital Before Haircuts on Security Positions		$ 229,338
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	49,618	
d. Undue Concentration	24,771	74,389
Net Capital		$ 154,949

NOTE - See page three (3) of this schedule for the differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition		
Accounts Payable	$ 269,470	
Total Aggregate Indebtedness		$ 269,470
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 17,965
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 54,949
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ 34,949
Percentage of Aggregate Indebtedness to Net Capital		173.9%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net Capital ,as reported in Company's Part II (Unaudited) FOCUS Report	$ 165,080	
Audit Adjustment to Record Additional Accounts Payable for Payroll Taxes and Related Tax Penalties	$ (4,631)	
Audit Adjustment to Record Additional Accounts Payable for Audit Accrual	(5,500)	
Net Capital Per Above		$ 154,949

SCHEDULE 2

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, Beginning of Year	$	50,000
Additions		-
Decreases		-
Balance, End of Year	$	50,000

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Legent Clearing, LLC. During the year ended December 31, 2011, the Company ended its clearing agreement with First Southwest Company.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martinez-Ayme Financial Group, Inc. (the Company), as of and for the year ended December 31 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 23, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Board of Directors
Martinez-Ayme Financial Group, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2011, which were agreed to by Martinez-Ayme Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Martinez-Ayme Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Martinez-Ayme Financial Group, Inc.'s management is responsible for the Martinez-Ayme Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 23, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053108 FINRA DEC
MARTINEZ-AYME FINANCIAL GROUP INC,
MARTINEZ-AYME SECURITIES
9495 SUNSET DR - STE 8275
MIAMI FL 33173-5422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1178

B. Less payment made with SIPC-6 filed (exclude interest) (895)
8/11/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 283

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 283

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 283

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Martinez-Ayme Securities
(Name of Corporation, Partnership or other organization)

Julian L. [signature]
(Authorized Signature)

Dated the 22 day of February, 2011.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 665 865

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 194 521

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 194 521

2d. SIPC Net Operating Revenues $ 471344

2e. General Assessment @ .0025 $ 1178

(to page 1, line 2.A.)



MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. (a Florida Corporation) as of December 31, 2011, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida
February 23, 2012

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax